SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 25, 2007

                                   ----------

                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes [_]     No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 23, 2007 announcing 2006 fourth quarter and full year revenues and earnings.

PR No.  C2532C


          STMicroelectronics Reports 2006 Fourth Quarter and Full Year
                             Revenues and Earnings

     o Fourth quarter results: Revenues of $2.48 billion, 3.9% year-over-year growth, 1.2% sequential decrease; gross margin of 36.3%

     o    2006 revenues increase 11% to $9.85 billion

     o Net income for 2006 nearly tripled to $782 million from $266 million in the prior year

     o    Net operating cash flow for 2006 reached $666 million

Geneva, January 23rd, 2007 - STMicroelectronics (NYSE: STM) reported financial results for the fourth quarter and full year ended December 31, 2006.

Revenues and Gross Profit
-------------------------

Net revenues for the fourth quarter were $2,483 million, representing an increase of 3.9% over the $2,389 million reported in last year's fourth quarter. Year-over-year growth was driven by double-digit increases in the industrial and consumer market segments. Sequentially, net revenues decreased 1.2% from the $2,513 million reported in the prior quarter, largely reflecting lower wireless sales.

President and CEO Carlo Bozotti commented, "Looking at the fourth quarter and near-term environment, the current market correction underway in some of the key applications we serve is more pronounced than forecasted. Our wireless results, in particular, came in well below historical seasonal revenue patterns and were also negatively impacted by product mix shift towards the low end, which put additional pressure on our margins and operating performance in the quarter."

Net revenues for the year ended December 31, 2006 were $9,854 million, an increase of 11% over the $8,882 million recorded in 2005. Strong growth in revenues was driven by double-digit increases in wireless and industrial, with mid-single digit contributions from the automotive, consumer and computer segments.

Carlo Bozotti continued, "For the full year, ST achieved double-digit, year-over-year sales growth in a market that appears to be growing in the high single digits. This is a clear signal that the evolution of our product portfolio is delivering results - with higher revenues, improved profitability, better leverage of our R&D and capital investments, and expansion of our market share."

Gross profit was $901 million for the 2006 fourth quarter up from the $872 million in last year's fourth quarter and a slight decrease from $904 million in the prior quarter. The gross margin was 36.3% in the fourth quarter, showing some improvement from the 36.0% reported in the prior quarter, despite the negative impact of fab closures and sequentially lower revenue. In the more favorable currency environment for the year-ago quarter, the gross margin was 36.5%.

For the full year, gross profit increased 16% to $3,523 million, from $3,037 million in 2005. The gross margin improved by 160 basis points in 2006 to 35.8% from 34.2% in 2005.

Operating Expenses
------------------

Combined selling, general & administrative and research & development expenses represented 28.6% of net revenues in the fourth quarter, compared to 27.2% in the third quarter of 2006, with the sequential increase largely coming from the anticipated additional $12 million in stock-based compensation expenses. R&D expenses were $430 million in the fourth quarter versus the $421 million in the prior quarter. SG&A expenses reached $281 million for the 2006 fourth quarter compared to $264 million in the third quarter.

For the full year, combined SG&A and R&D expenses improved to 27.7% of net revenues versus 29.9% in 2005. Research and development expenses were $1,667 million and $1,630 million in 2006 and 2005, respectively. Selling, general & administrative expenses were $1,067 million and $1,026 in 2006 and 2005, respectively.

Operating Profit
----------------

For the 2006 fourth quarter, the Company reported operating income of $173 million and an operating margin of 7.0% (7.4% excluding restructuring and impairment charges). In the prior quarter, the Company reported operating income of $194 million and an operating margin of 7.7% (8.5% excluding restructuring and impairment charges). In the year-ago quarter, the Company reported operating income of $197 million, equal to an operating margin of 8.2% (8.9% excluding restructuring and impairment charges).

For the full year 2006, operating income increased to $677 million, compared to $244 million in 2005. The operating margin for 2006 expanded over 400 basis points to 6.9% from 2.7% in the prior year.

Net Income and Earnings per Share
---------------------------------

For the 2006 fourth quarter net income totaled $276 million, or $0.30 per diluted share, compared to the prior quarter net income of $207 million or $0.22 per diluted share and the year-ago quarter where net income totaled $183 million or $0.20 per share. 2006 fourth quarter income tax benefited from the favorable resolution of a tax claim by approximately $90 million, or $0.10 per diluted share, as well as from the beneficial impact of an adjustment to the full year effective tax rate.

Net results included $10 million of impairment, restructuring charges, and other related closure costs during the 2006 fourth quarter, representing an after-tax impact of approximately $0.01 per share. In the prior quarter, restructuring-related expenses were $20 million ($0.02 per share impact) and $16 million ($0.01 per share impact) in the year-ago quarter. Other income and expenses, net, in the 2006 fourth quarter amounted to a $7 million loss, due to a combination of lower than anticipated grant income and higher legal costs.

For 2006 net income increased to $782 million, or $0.83 per diluted share, compared to net income of $266 million, or $0.29 per share in 2005. Net income included impairment, restructuring charges and other related closure costs of $77 million and $128 million in 2006 and 2005, respectively, representing after-tax impacts of approximately $0.07 for 2006 and $0.13 per share for 2005.

In the fourth quarter of 2006, the effective average exchange rate for the Company was approximately $1.28 to (euro)1, compared to $1.255 to (euro)1 in the third quarter of 2006 and $1.20 to (euro)1 in the year-ago quarter.

For the full year 2006, the effective average exchange rate for the Company was approximately $1.24 to (euro)1, compared to $1.28 to (euro)1 in 2005. The Company's effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

Carlo Bozotti, President and CEO, stated, "During 2006 ST made significant headway in delivering on our most important business and strategic imperatives:

     o Our product portfolio continues to strengthen. I believe we are developing the strongest pipeline of new products in our history, with important implications for both our market share and margins.

     o We are driving a significant reduction in our capital intensity. This is visible in our 2006 results, with our capex to sales ratio down to 15.6% from over 20% just a few years ago. Further, we have initiated a new target of 12% through a combination of a less capital-intensive product portfolio, increased usage of foundries for non-proprietary technologies and optimization of our manufacturing facilities.

     o As of January 1, 2007, we have organized our NOR and NAND FLASH business into a stand-alone segment and are moving ahead on creating a separate legal entity in connection with our strategic repositioning of this business.

     o And, we generated well over $650 million in net operating cash flow during the year.

"In summary, we achieved our primary objectives for 2006: gaining market share while simultaneously improving financial performance in terms of return on assets and cash flow."

Cash Flow and Balance Sheet Highlights
--------------------------------------

Net cash from operating activities was $559 million in the fourth quarter and $2,491 million for the full year 2006. Capital expenditures were $386 million in the 2006 fourth quarter and $1,533 million for the full year, compared to $230 million and $1,441 million in the 2005 similar periods, respectively. Net operating cash flow* was $157 million for the fourth quarter, compared to $290 million in the year-ago quarter, and $81 million in the prior quarter.

For the full year 2006, ST generated $666 million in net operating cash flow* compared to $270 million in 2005.

At December 31, 2006, ST's cash and cash equivalents, marketable securities, short-term deposits and restricted cash equaled $2.9 billion. Total debt was $2.1 billion. ST's net financial position** improved by approximately $536 million in 2006 to $761 million. Shareholders' equity was $9.7 billion at December 31, 2006.

(*) Net operating cash flow is a non-US GAAP metric, which the Company's management utilizes as a measure of cash generation capability. It is defined as net cash from operating activities ($559 million in the fourth quarter of 2006) minus net cash used in investing activities (primarily capital expenditures) excluding restricted cash, payments for purchase of and proceeds from the sale of marketable securities and investment in and proceeds from matured short-term deposits ($402 million in the fourth quarter of 2006).

(**) Net financial position is a non-US GAAP metric used by the Company's management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities, and short-term deposits and restricted cash ($2,891 million) minus total debt (bank overdrafts $0 million + current portion of long-term debt $136 million + long-term debt $1,994 million).


 Net Revenues by Market Segment for Q4 and Full Year 2006
 --------------------------------------------------------

 The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company's target market segments for the fourth quarter and full year 2006.

----------------------------------------------- -------------------------------
                Market Segment                        % of Net Revenues
----------------------------------------------- --------------- ---------------
                                                 Q4 2006          FY 2006
----------------------------------------------- --------------- ---------------
Automotive                                           15%             15%
Consumer                                             17%             16%
Computer                                             17%             17%
Telecom                                              36%             38%
Industrial & Others                                  15%             14%
----------------------------------------------- --------------- ---------------


For the fourth quarter, Consumer was the fastest growing segment sequentially, increasing by about 5%. Industrial and Others and Computer were both up approximately 2% over the prior quarter. Automotive was essentially flat while Telecom declined 6.5% from the prior quarter.

For the year, Telecom was the fastest growing segment, increasing nearly 19%, followed by Industrial and Others, which was up 10%. Automotive, Computer and Consumer all increased approximately 6%.


Financial and Operating Data by Product Segment for Q4 and Full Year 2006
-------------------------------------------------------------------------

The following tables and commentary provide a breakdown of revenues and operating income by product segment.

In Million US$                                             Q4 2006
--------------------------------------------------------------------------------
                                                                      Operating
                                                  Net       % of Net    income
Segment                                        Revenues     Revenues    (loss)
--------------------------------------------------------------------------------
ASG (Application Specific Product Groups)*       $1,342       54.0%      $111
MPA (Micro, Power & Analog)**                       597       24.1%       103
MPG (Memory Products Group)                         525       21.1%         0
Others (1)(2)                                        19        0.8%      (41)
--------------------------------------------------------------------------------
TOTAL                                            $2,483        100%      $173
--------------------------------------------------------------------------------

Sequentially, Application Specific Product Groups' revenues decreased 2%, MPG sales declined 0.8%, and MPA sales increased 0.3%. Operating profit declined to $111 million for Application Specific Product Groups and $103 million for MPA. MPG was breakeven. Flash memory sales declined 1.6% from the prior quarter to $369 million.

--------------------------------------------------------------------------------
In Million US$                                         Full Year 2006
--------------------------------------------------------------------------------
                                                                      Operating
                                                  Net       % of Net    income
Segment                                        Revenues     Revenues    (loss)
--------------------------------------------------------------------------------
ASG (Application Specific Product Groups)*       $5,396       54.7%       $439
MPA (Micro, Power & Analog)**                     2,243       22.8%        362
MPG (Memory Products Group)                       2,137       21.7%         34
Others (1)(2)                                        78        0.8%       (158)
--------------------------------------------------------------------------------
TOTAL                                            $9,854        100%       $677
--------------------------------------------------------------------------------

* Automotive; Computer Peripheral; and Home, Personal, and Communication products
** Effective January 1, 2006 the Microcontroller, Linear and Discrete (MLD) Group was renamed as the Micro, Power and Analog (MPA) product segment to better reflect product portfolio focus and increased capabilities in advanced Analog. No change occurred in the Group's perimeter or organization.
(1) Net revenues of "Others" include revenues from sales of Subsystems and other products not allocated to product segments.
(2) Operating loss of "Others" includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the "Others" category, have been allocated to the segments.

For the full year, ASG revenues increased 8%, MPA revenues increased 19%, and MPG revenues increased nearly 10%. Operating profit increased 24% to $439 million in ASG, grew 34% to $362 million in MPA, and went from a loss of $118 million to a profit of $34 million in MPG.

Outlook
-------

Mr. Bozotti stated, "Notwithstanding the current tougher environment as the market works through inventory in selected applications in the first half of 2007, ST is poised to make further important progress in our ongoing key initiatives for sales expansion, new product introduction and asset leverage, which will strengthen the Company's market opportunities and financial position.

"For the first quarter, we expect sales to sequentially decline in the range between -3% and -11%. This sales range, coupled with our intention to control the absolute level of inventory, will result in adverse fab loading conditions in the quarter, leading to a first quarter gross margin of about 35% plus or minus one percentage point.

"In 2007, we are currently budgeting about $1.2 billion for ST's capital spending which is expected to further reduce the Company's capex to sales ratio from the 2006 level."

These objectives are based on an assumed currency exchange rate for the Company of approximately $1.29 = (euro)1 for the 2007 first quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts.


Recent Corporate Developments
-----------------------------

On October 10, 2006, ST and Hynix Semiconductor officially opened their joint front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The new leading-edge facility manufactures both NAND Flash and DRAM memories.

On November 27, 2006, the Supervisory Board of STMicroelectronics N.V. approved entering into an option agreement with an independent foundation, Stichting Continuiteit ST, to replace a substantially similar option agreement dated May 31, 1999, as amended, between STMicroelectronics and one of its shareholders, STH II B.V. The new option agreement is entered into to reflect changes in Netherlands' legal requirements. It is not adopted in response to any hostile takeover attempt.

In an effort to better align the Company to meet the requirements of the market, together with the pursuit of strategic repositioning in Flash Memory, on December 13, 2006, the Company announced a reorganization of its product segments into three main areas: Flash Memory products, Application Specific products, and Industrial and Multisegment products. The Flash Memory Group incorporates all Flash Memory operations, including R&D and product-related activities, front- and back-end manufacturing, marketing, and sales. The Application Specific product groups include the existing Automotive Products Group and Computer Peripherals Group and the newly created Mobile, Multimedia & Communications Group and Home Entertainment & Displays Group. The Industrial and Multisegment Sector contains the Microcontrollers, Memories & Smartcards Group and the Analog, Power & MEMS Group. The new product segments became effective on January 1, 2007.

The following table provides the 2006 quarterly revenue performance for this new organizational footprint. Operating profit data will be provided commencing with the first quarter 2007 financial results release.

-----------------------------------------------------------------------------------------------------------------------------------
In Million US$
-----------------------------------------------------------------------------------------------------------------------------------
                         Segment Revenues                        Q1 2006       Q2 2006      Q3 2006        Q4 2006         FY 06
-----------------------------------------------------------------------------------------------------------------------------------
ASG (Application Specific Groups)                                $1,317        $1,367        $1,370        $1,342        $5,396
IMS (Industrial and Multisegment Sector)                            621           707           754           760         2,842
FMG (Flash Memory Group)                                            412           407           379           372         1,570
Other                                                                14            14            10             8            46

TOTAL                                                            $2,364        $2,495        $2,513        $2,483        $9,854
-----------------------------------------------------------------------------------------------------------------------------------

Totals are correct, rounding accounts for any inconsistencies


Products, Technology and Design Wins
------------------------------------

     Application-Specific Product Highlights
     ---------------------------------------

     o In mobile communications, ST signed an agreement with Ericsson Mobile Platforms to supply third-generation (3G) digital baseband processors to OEMs that are licensees of Ericsson Mobile Platforms' leading-edge 3G mobile-phone technology. And in the infrastructure area, ST has started shipment in volume of a 90nm ASIC with embedded DRAM to a world-leading communications infrastructure customer.

     o In mobile multimedia, ST announced that its Nomadik(TM) multimedia application processor had been chosen by Samsung Electronics for use in several new digital TV mobile phone models for the Korea market. The new phones will receive Terrestrial Digital Multimedia Broadcasting (T-DMB) signals and deliver to consumers TV and radio channels as well as data services. Additionally, a leading handset manufacturer has introduced a Symbian-based Smartphone, using the Nomadik platform, that combines 3.5G communications with advanced multimedia features such as dual cameras and videoconferencing capability.

     o In digital consumer, ST delivered the first samples of its new flagship 65nm single-chip dual HDTV decoder, the STi7200, which is aimed at the entire digital video market from dual-TV set-top boxes
          (STBs) to combined Blu-ray and HD-DVD products and integrated digital TVs. Design-ins for the STi7200 are already underway in Japan and the US. ST also gained several design wins for a new cost-optimized chipset in digital STBs across all regions.

     o Also in consumer, ST consolidated its leading position in shipments of single-chip MPEG-4 decoders, which included one million STi710x-based MPEG-4 STBs shipped by Sagem. ST also consolidated its leading position in the China digital cable market with record shipments of its QAMi516 front-end decoder, which has become a de-facto standard in the fast growing market, and deployed its STi5100-based DVR solution in volume for the new Freeview-Playback platform, which is widely accepted in the UK's terrestrial STB retail market. ST continued to lead the MHP (Multimedia Home Platform) market in Europe with volume deployment of STi5517-based interactive terrestrial STBs in Austria.

     o In automotive powertrain and safety applications, ST further consolidated its worldwide leadership in airbag devices with a design win from a major North American tier-one company for model-year 2009. The Company also gained important design wins with Japanese tier-one suppliers for power-steering solutions. Other significant design wins, with volume production scheduled for the second half of 2007, were achieved with a major Chinese OEM in powertrain, airbag and alternator regulator applications.

     o In the car body arena, ST achieved key design wins for its industry-leading Vertically Integrated Power technology for next-generation platforms in Europe and the US. ST also announced that its ST7FMC microcontroller family has been Automotive-Grade qualified and is ideal for use in various car-body applications such as fuel and water pumps, cooling fans and interior blowers.

     o In car radio and multimedia, a major European car maker selected ST's single-chip GPS and Navigation system for new telematic equipment and ST started a cooperative effort with a major European OEM for the development of a new radio navigation system based on the Nomadik platform. Another major European OEM selected ST's TDA7705 tuner and STA1052 CD servo/MP3 decoder chips for its 2009 model-year car radios. In digital radio broadcasting, ST announced an agreement with iBiquity to develop an optimized baseband receiver SoC for HD Radio(TM), which offers enhanced sound quality, more programming choice and new wireless data services.

     o In MEMs, while launching its new Wii(TM) games console, Nintendo credited ST's three-axis accelerometer with dramatically changing the way people play games. The MEMS-based technology detects the motion and tilt of a player's hand in three dimensions and converts it into game action. In November, ST also became the first major semiconductor manufacturer to dedicate a 200mm semiconductor wafer fabrication line to MEMS devices at its manufacturing site at Agrate, near Milan, to help drive the increasing demand for MEMS technology in consumer applications, such as gaming and mobile phones.

     o Also in MEMS, ST introduced the first two devices in its new LIS302 family of low-g linear accelerometers, distinguished by small form factor and low power consumption. The feature-rich sensors meet the growing demand for smart functionality, such as hard-disk drive protection and motion-controlled operation, in mobile phones, digital audio players and laptops. Additionally in MEMS, ST and Ball-IT announced a novel MEMS-based wireless motion-control device. The smart golf-ball-sized object can operate as a free-hand personal computer mouse, compass, measuring tape, pedometer, or a 3D-object controller.

Multi-Segment and Memory Product Highlights
-------------------------------------------

     o ST announced the availability of its entire NAND Flash memory family in 70nm process technology. The transition of the 512-Mbit (Small
          Page) and 1/2/4/8-Gbit (Large Page) devices to ST's advanced 70nm process establishes the family at the leading edge of NAND Flash technology, and enables lower prices and reduced power consumption.

     o The secure microcontroller that is at the heart of the new Spanish National ID Card scheme is to be provided by ST. Two million cards are expected to be issued in 2007, and six million in 2008. Also in smart cards, ST delivered the first product in its new ST21 platform, which is aimed at large-volume applications such as 2.5G and 3G SIM cards. Additionally, ST migrated its Trusted Platform Module (TPM) to 0.15-micron process technology to deliver increased cost benefits for PC manufacturers.

     o The ARM(R) Cortex(TM)-M3 processor is to be integrated into ST's next-generation family of 32-bit microcontrollers. ST was a lead partner in ARM's development of the Cortex-M3 and the licensing agreement will enable ST to accelerate the market's transition from 16-bit MCUs to 32-bit solutions. Also in the 32-bit MCU market, ST continued to gain major design wins, particularly with important wins in the Korea and Taiwan consumer markets, for its STR7 ARM-based MCUs.

     o In power applications, ST introduced the single-chip L6585, which integrates a Power Factor Corrector (PFC) with a half-bridge controller and all the relevant drivers and logic for an electronic ballast IC for fluorescent lamps. ST also gained a design win for a Power-Factor Correction device with a world leading company in lighting and strengthened its market share with design wins in various power management fields, including LCD TVs and notebook, desktop and server applications with major US and Taiwanese OEMs. ST also gained good traction in the fast-growing powerline-communications market with a significant design win for the ST7540 powerline transceiver at Landis & Gyr and for the ST7538Q in an ENEL automatic meter-management platform for use by Italian utility companies.

     o ST's new STD11NM60N power MOSFET family allows customers to drastically reduce conduction losses and increase efficiency and reliability of their lighting applications by achieving very low ON-resistance and excellent dynamic and avalanche characteristics. Additionally, ST achieved several power MOSFET design wins for several diverse applications including street lamps, desktop PC power supplies, LED drivers and power metering.

     o ST and Velox Semiconductor announced an agreement to jointly introduce GaN (Gallium nitride) Schottky diodes into the market, with a long-term goal of establishing both companies as dual-source suppliers of the devices. Also in power applications, ST also gained numerous design wins for its power bipolar, ESBT and IGBT transistors, primarily in industrial applications, but also in communications and automotive; and a design win with a leading hard-disk drive OEM for the ST1S03 voltage regulator.

     o In advanced analog and logic, ST launched the STLM20 ultra-low-power precision temperature sensor, which has received both qualification and orders from a major Asian mobile phone vendor, and qualification at major mobile phone manufacturers in the US and Europe. ST's STLM75 device is now sampling at a leading PC manufacturer and has also been qualified at a major server manufacturer, both of which are in the US. ST also achieved a major design win with a leading Korean manufacturer for its recently introduced STHDMI002 2:1 HDMI switch, which is a 1.65-Gbps device that supports up to the 1080-pixel video format.

Technology Highlights
---------------------

     o ST announced that it has designed a complete prototype device able to collect and manipulate specific biological molecules. Combined with ST's proven laboratory-on-chip technology, ST's research project will pave the way for the development of low-cost disposable chips that automate the quick preparation, analysis and evaluation of medical and forensic biological samples.

     o ST participated at the International Electron Device Meeting (IEDM) 2006 as a presenter of 11 papers, ranging from mainstream CMOS technology to non-volatile memories and CMOS image sensors.

All of STMicroelectronics' press releases (including all releases in Q4) are available at www.st.com/stonline/press/news/latest.htm

Nomadik is a trademark of STMicroelectronics; HD Radio is a trademark of iBiquity Digital Corporation; Wii is a trademark of Nintendo; ARM and Cortex are trademarks of ARM Limited. All other mentioned trademarks or registered trademarks are the property of their respective owners.


Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

     o future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

     o pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

     o the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

     o changes in the exchange rates between the U.S. dollar and the Euro, compared to our effective exchange rate of 1.29 = (euro)1.00 (as assumed on January 23, 2007, the date we issued our fourth quarter/full year results) and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

     o our ability to manage in an intensely competitive and cyclical industry where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

     o our ability to perform the announced strategic repositioning of our Flash memory business in line with the requirements of our customers and without adverse effect on existing alliances or other agreements relating to this business;

     o our ability in an intensive competitive environment, to secure customer acceptance and to achieve our pricing expectations for high volume supplies of new products in whose development we have or are currently investing;

     o the anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of the R&D cooperative alliance in Crolles 2;

     o the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

     o our gross margin could vary significantly from expectations based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets, including manufacturing, assembly/test and intangible assets, and the timing and execution of the manufacturing ramp and associated costs, including start-up costs;

     o changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers operate;

     o changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

     o our ability to obtain required licenses on third-party intellectual property on reasonable terms and conditions, the impact of potential claims by third parties involving intellectual property rights relating to our business, and the outcome of litigation;

     o the results of actions by our competitors, including new product offerings and our ability to react thereto.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "may", "will", "should", "would be" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in "Item 3. Key Information--Risk Factors" included in our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the SEC on March 3, 2006. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our business or financial condition.


Conference Call Information
---------------------------

The management of STMicroelectronics will conduct a conference call on January 24, 2007, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss performance for the fourth quarter and full year of 2006.

The conference call will be available via the Internet by accessing the following Web address: http://investors.st.com. Those viewing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until February 2, 2007.

About STMicroelectronics
------------------------

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at www.st.com.



For further information, please contact:

INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com


MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

                                                                        Three Months Ended
                                                                        ------------------
                                                                     (Unaudited)  (Audited)
                                                                   ----------------------------
                                                                     December 31, December 31,
                                                                        2006        2005
                                                                        ----        ----

Net sales                                                                2,482     2,388
Other revenues                                                               1         1
                                                                        ----------------
  NET REVENUES                                                           2,483     2,389
Cost of sales                                                           (1,582)   (1,517)
                                                                        ----------------
  GROSS PROFIT                                                             901       872
Selling, general and administrative                                       (281)     (259)
Research and development                                                  (430)     (402)
Other income and expenses, net                                              (7)        2
Impairment, restructuring charges and other related closure costs          (10)      (16)
                                                                        ----------------
  Total Operating Expenses                                                (728)     (675)
                                                                        ----------------
  OPERATING INCOME                                                         173       197
Interest income, net                                                        25        11
Loss on equity investments                                                  (1)        0
                                                                        ----------------
 INCOME BEFORE INCOME TAXES                                                197       208
   AND MINORITY INTERESTS
Income tax benefit (expense)                                                80       (25)
                                                                        ----------------
  INCOME BEFORE MINORITY INTERESTS                                         277       183
Minority interests                                                          (1)        0
                                                                        ----------------
  NET INCOME                                                               276       183
                                                                        ================

  EARNINGS PER SHARE (BASIC)                                              0.31      0.20
  EARNINGS PER SHARE (DILUTED)                                            0.30      0.20

  NUMBER OF WEIGHTED AVERAGE
  SHARES USED IN CALCULATING                                             940.7     937.3
  DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))


                                                                              Twelve Months Ended
                                                                              ------------------
                                                                            (Unaudited)   (Audited)
                                                                               ------------------
                                                                            December 31, December 31,
                                                                               2006         2005
                                                                               ----         ----

Net sales                                                                    9,838        8,876
Other revenues                                                                  16            6
                                                                             -------------------
  NET REVENUES                                                               9,854        8,882
Cost of sales                                                               (6,331)      (5,845)
                                                                             -------------------
  GROSS PROFIT                                                               3,523        3,037
Selling, general and administrative                                         (1,067)      (1,026)
Research and development                                                    (1,667)      (1,630)
Other income and expenses, net                                                 (35)          (9)
Impairment, restructuring charges and other related closure costs              (77)        (128)
                                                                            -------------------
  Total Operating Expenses                                                  (2,846)      (2,793)
                                                                           --------------------
  OPERATING INCOME                                                             677          244
Interest income, net                                                            93           34
Loss on equity investments                                                      (6)          (3)
                                                                            --------------------
  INCOME BEFORE INCOME TAXES                                                   764          275
   AND MINORITY INTERESTS
Income tax benefit (expense)                                                    20           (8)
                                                                            --------------------
  INCOME BEFORE MINORITY INTERESTS                                             784          267
Minority interests                                                              (2)          (1)
                                                                            --------------------
  NET INCOME                                                                   782          266
                                                                            ====================
  EARNINGS PER SHARE (BASIC)                                                  0.87         0.30
  EARNINGS PER SHARE (DILUTED)                                                0.83         0.29

  NUMBER OF WEIGHTED AVERAGE
  SHARES USED IN CALCULATING                                                 958.5        935.6
  DILUTED EARNINGS PER SHARE


   STMicroelectronics N.V.
   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Three months ended     Twelve Months Ended
                                                                                     ------------------     -------------------
                                                                                        December 31,      December 31,  December 31,
   In million of U.S. dollars                                                              2006              2006          2005
                                                                                       (Unaudited)       (Unaudited)     (Audited)
------------------------------------------------------------------------------------------------------------------------------------
   Cash flows from operating activities:
      Net income                                                                             276            782           266
      Items to reconcile net income and cash flows from operating activities
          Depreciation and amortization                                                      429          1,766         1,944
          Amortization of discount on convertible debt                                         5             18             5
          Other non-cash items                                                                37             50            10
          Minority interest in net income of subsidiaries                                      1              2             1
          Deferred income tax                                                                (34)           (74)          (31)
          Loss on equity investments                                                           0              6             3
          Impairment, restructuring charges and other
           related closure costs, net of cash payments                                        (1)             1            72
      Changes in assets and liabilities:
          Trade receivables, net                                                              59           (104)         (117)
          Inventories, net                                                                   (26)          (161)         (174)
          Trade payables                                                                    (199)            36           (71)
          Other assets and liabilities, net                                                   12            169          (110)
                                                                                        --------------------------------------------
   Net cash from operating activities                                                        559          2,491         1,798

   Cash flows from investing activities:
      Payment for purchases of tangible assets                                              (386)        (1,533)       (1,441)
      Payment for  purchases of marketable securities                                       (360)          (460)            0
      Investment in short-term deposits                                                        0           (903)            0
      Proceeds from matured short-term deposits                                              252            653             0
      Restricted cash for equity investments                                                (218)          (218)            0
      Investment in intangible and financial assets                                          (15)           (86)          (49)
      Proceeds from the sale of Accent subsidiary                                              0              7             0
      Capital contributions to equity investments                                             (1)          (213)          (38)
                                                                                        --------------------------------------------
   Net cash used in investing activities                                                    (728)        (2,753)       (1,528)

   Cash flows from financing activities:
      Proceeds from issuance of long-term debt                                               182          1,744            50
      Repayment of long-term debt                                                            (25)        (1,522)         (110)
      Decrease in short-term facilities                                                        0            (12)          (47)
      Capital increase                                                                         0             28            35
      Dividends paid                                                                           0           (107)         (107)
      Other financing activities                                                               1              1             1
                                                                                        --------------------------------------------
   Net cash from (used in) financing activities                                              158            132          (178)
      Effect of changes in exchange rates                                                     16             66           (15)
                                                                                        --------------------------------------------
   Net cash increase (decrease)                                                                5            (64)           77
                                                                                        ============================================
   Cash and cash equivalents at beginning of the period                                    1,958          2,027          1,950
   Cash and cash equivalents at end of the period                                          1,963          1,963          2,027

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS


        As at                                                                    December 31,      September 30,      December 31,
        In million of U.S. dollars                                                   2006              2006              2005
                                                                                     ----              ----              ----
                                                                                  (Unaudited)      (Unaudited)        (Audited)
------------------------------------------------------------------------------------------------------------------------------------
        ASSETS
        ------
        Current assets:
        Cash and cash equivalents                                                      1,963             1,958             2,027
        Marketable securities                                                            460               100                 0
        Short-term deposits                                                              250               501                 0
        Trade accounts receivable, net                                                 1,589             1,643             1,490
        Inventories, net                                                               1,639             1,586             1,411
        Deferred tax assets                                                              187               192               152
        Other receivables and assets                                                     498               594               531
                                                                                ----------------------------------------------------
        Total current assets                                                           6,586             6,574             5,611

        Goodwill                                                                         223               220               221
        Other intangible assets, net                                                     211               216               224
        Property, plant and equipment, net                                             6,426             6,429             6,175
        Long-term deferred tax assets                                                    124                73                55
        Equity investments                                                               261               243                34
        Restricted cash for equity investments                                           218                 0                 0
        Other investments and other non-current assets                                   149               147               119
                                                                                ----------------------------------------------------
                                                                                       7,612             7,328             6,828
        Total assets                                                                  14,198            13,902            12,439
                                                                                ====================================================

        LIABILITIES AND SHAREHOLDERS' EQUITY
        ------------------------------------
        Current liabilities:
        Bank overdrafts                                                                    0                 0                11
        Current portion of long-term debt                                                136               139             1,522
        Trade accounts payable                                                         1,044             1,344               965
        Other payables and accrued liabilities                                           664               745               642
        Deferred tax liabilities                                                           7                 5                 7
        Accrued income tax                                                               112               179               152
                                                                                ----------------------------------------------------
        Total current liabilities                                                      1,963             2,412             3,299

        Long-term debt                                                                 1,994             1,799               269
        Reserve for pension and termination indemnities                                  342               288               270
        Long-term deferred tax liabilities                                                57                64                55
        Other non-current liabilities                                                     43                18                16
                                                                                ----------------------------------------------------
                                                                                       2,436             2,169               610
        Total liabilities                                                              4,399             4,581             3,909
        Commitment and contingencies
        Minority interests                                                                52                50                50
        Common stock (preferred stock: 540,000,000 shares authorized, not issued;
         common stock: Euro 1.04
         nominal value, 1,200,000,000 shares authorized,
         910,157,933 shares issued, 897,395,042 shares outstanding)                    1,156             1,156             1,153
        Capital surplus                                                                2,021             2,004             1,967
        Accumulated result                                                             6,086             5,811             5,427
        Accumulated other comprehensive income                                           816               632               281
        Treasury stock                                                                  (332)             (332)             (348)
                                                                                ----------------------------------------------------
        Shareholders' equity                                                           9,747             9,271             8,480
                                                                                ----------------------------------------------------
        Total liabilities and shareholders' equity                                    14,198            13,902            12,439
                                                                                ====================================================

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   STMicroelectronics N.V.


Date:   January 25, 2007           By: /s/ Carlo Ferro
                                       ---------------------------------
                                   Name:   Carlo Ferro
                                   Title:  Executive Vice President
                                           and Chief Financial Officer